CUSIP No. 878311109	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

TechTeam Global, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

878311109
(CUSIP Number)

Seth W. Hamot Roark, Rearden & Hamot, LLC 222 Berkeley Street, 17th Floor Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 13, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878311109	Page 2 of 6

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 878311109	Page 3 of 6

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 878311109	Page 4 of 6

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 878311109	Page 5 of 6

AMENDMENT NO. 12 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment No. 3 filed on February 24, 2006, Amendment No. 4 filed on March 9, 2006, Amendment No. 5 filed on May 11, 2006, Amendment No. 6 filed on August 15, 2006, Amendment No. 7 filed on January 12, 2009, Amendment No. 8 filed on February 12, 2009, Amendment No. 9 filed on June 8, 2010, Amendment No. 10 filed on September 23, 2010 and Amendment No. 11 filed on November 3, 2010 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

    Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto

On December 13, 2010, Stefanini International Holdings, Ltd (“Stefanini”) and Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini (the “Purchaser”) completed the previously announced offer to purchase all of the outstanding shares of the Issuer’s common stock, par value $.01 per share (the “Shares”) pursuant Merger Agreement. In accordance with the Tender and Support Agreement, Costa Brava tendered all of its beneficially owned Shares to the Purchaser, and the Purchaser accepted such Shares for payment. As of this date, Costa Brava has no remaining beneficial ownership in the Issuer.

    Item 5.   Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated by reference to the information provided on the cover pages to this Amendment No. 12.

CUSIP No. 878311109	Page 6 of 6

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 14, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot President

ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Seth W. Hamot President

SETH W. HAMOT
By:	/s/ Seth W. Hamot
Seth W. Hamot